SEC

19010302

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing

MAR 18 2019

Washington

SEC FILE NUMBER

8-43354

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 AND ENDING 12/31/2018

MM/DD/YY	MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Nolan Securities Corporation**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

535 Main Road

OFFICIAL USE ONLY

FIRM I.D. NO.

(No. and Street)

Monterey	MA	01245
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Leonard Schwalb

(212) 772 - 3416

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Fulvio & Associates, LLP

(Name – *if individual, state last, first, middle name*)

5 W 37th Street, 4th Floor	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, __Bruce P Kelly_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Nolan Securities Corporation_____, as of __December 31_____, 20 __18____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____   _Bruce P. Kelly_____
                                                                      Signature

                                                          President and CEO
                                                          _____
                                                                      Title

_____David Silver_____
        Notary Public

                                             3/12/19

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

New York Office:
5 West 37th Street, 4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-575-5159
www.fulviollp.com

Connecticut Office:
95B Rowayton Avenue
Rowayton, CT 06853
TEL: 203-857-4400
FAX: 203-857-0280

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Kelly Securities Corporation D/B/A Nolan Securities Corporation:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Kelly Securities Corporation d/b/a Nolan Securities Corporation (the "Company") as of December 31, 2018 and the related notes to the financial statements. In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Fulvio & Associates, LLP

We have served as the Company's auditor for the fiscal years 2005 to 2015 and 2018.

New York, NY
March 15, 2019

KELLY SECURITIES CORPORATION
D/B/A NOLAN SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

Current Assets:

Cash and cash equivalents	$	335,666
Fees receivable		577,026
Prepaid expenses		25,010
Total Current Assets		937,702

Non-Current Assets:

Fees receivable	700,000
Fixed assets (net of accumulated depreciation of $52,624)	61,312
Total Non-Current Assets	761,312
TOTAL ASSETS	$ 1,699,014

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:

Payroll taxes payable	$	42
Accounts payable and accrued expenses		22,911
Consulting fees payable		303,681
Total Current Liabilities		326,634

Long Term Liabilities:

Consulting fees payable	350,000
TOTAL LIABILITIES	676,634

Stockholder's equity

Common stock, no par value,100 shares authorized issued and outstanding	5
Additional paid-in-capital	398,539
Retained earnings	623,836
Total stockholder's equity	1,022,380
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 1,699,014

The accompanying notes are an integral part of this financial statement

KELLY SECURITIES CORPORATION
D/B/A NOLAN SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2018

NOTE 1.   ORGANIZATION AND NATURE OF BUSINESS

Organization

Kelly Securities Corporation D/B/A Nolan Securities Corporation (the "Company") is a broker/dealer, registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. (the "FINRA").

Nature of Business

The Company's purpose is to advise other companies on all financial matters, including advice on financing, securities offerings and private placement of securities. The Company does not carry customer accounts or perform custodial functions related to customer securities.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents

All short-term investments with an original maturity of three months or less are considered to be cash equivalents. The Company maintains cash balances in bank accounts which, at times, exceed the FDIC insurance limits.

Revenue Recognition

Investment banking fees are recorded upon either the closing of the transaction or a written commitment from the investor and consulting fee income is recorded when processed.

Depreciation

The cost of fixed assets is depreciated over their estimated useful lives on a straight line basis. Fixed assets costing $1,000 or less are expensed.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value Measurement - Definition and Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability, or in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

FASB ASC 820, *Fair Value Measurement* has no material effect on these financial statements.

The Company did not hold any securities as of December 31, 2018.

Concentration of Credit Risk

The Company is engaged in various investment and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 3.   INCOME TAXES

For income tax purposes, the shareholder has elected that the Company be treated as an "S" corporation under Subchapter S of the Internal Revenue Code and for state income taxes. Accordingly, no provision has been made for both Federal and state income taxes since the net income or loss of the Company is to be included in the tax return of the individual shareholder.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of the period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company has determined that there are no uncertain tax positions which require adjustment or disclosure on the financial statements.

NOTE 4.   NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the 'applicable' exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2018, the Company had net capital of $297,545, which was $252,436 in excess of its required net capital of $45,109. The Company's net capital ratio was 2.27 to 1.

NOTE 5.   FIXED ASSETS

Fixed assets at December 31, 2018 consist of the following:

		Estimated Useful Life
Automobile	$ 71,340	5 Yrs.
Office equipment	4,573	3 Yrs.
Furniture and fixtures	25,613	7 Yrs.
Artwork	12,410	7 Yrs.
	113,936	
Less: Accumulated Depreciation	(52,624)	
	$ 61,312	

NOTE 5.   FIXED ASSETS (continued)

Fixed assets are recorded at cost. The cost of fixed assets is depreciated over the estimated useful lives of the related assets utilizing the straight-line method.

NOTE 6.   RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with the stockholder. The agreement provides that the stockholder shall pay the occupancy expense and allocate it to the Company. Pursuant to the agreement, such allocation is considered to be a contribution to the Company. For the year ended December 31, 2018, the occupancy expense amounted to $36,000.

For the year ended December 31, 2018, consulting fees of $132,950 were paid to related parties.

NOTE 7.   OFF BALANCE SHEET RISK

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE 8.   GUARANTEES

FASB ASC 460, *Guarantees,* requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability, or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

Except for the indemnifications described in Note 7, the Company has issued no guarantees at December 31, 2018 or during the year then ended.

NOTE 9.   COMMITMENTS AND CONTINGENT LIABILITIES

The Company had no lease or equipment rental commitments, no underwriting commitments, no contingent liabilities, and had not been named as defendant in any lawsuit at December 31, 2018 or during the year then ended.

NOTE 10.   SHORT-TERM LOAN RECEIVABLE

It is the Company's policy to make advances to commissioned brokers. These advances are repaid as commissions are earned. As of December 31, 2018 the Company has no outstanding advances.

NOTE 11.   RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), which superseded nearly all existing revenue recognition guidance under accounting principles generally accepted in the United States. The core principle of this ASU was that revenue should be recognized for the amount of consideration expected to be received for promised goods or services transferred to customers. This ASU also required additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments, and assets recognized for costs incurred to obtain or fulfill a contract. ASU 2014-09 was scheduled to be effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application was not permitted.

NOTE 11. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS (continued)

In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of Effective Date, which deferred the effective date of ASU 2014-09 by one year and allowed entities to early adopt, but no earlier than the original effective date. ASU 2014-09 is now effective for the Company for the annual reporting period beginning January 1, 2018. This update allows for either full retrospective or modified retrospective adoption.

In April 2016, the FASB issued ASU 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing, which amended guidance previously issued on these matters in ASU 2014-09. The effective date and transition requirements of ASU 2016-10 were the same as those for ASU 2014-09. In May 2016, the FASB issued ASU 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow Scope Improvements and Practical Expedients, which clarified certain aspects of the guidance, including assessment of collectability, treatment of sales taxes and contract modifications, and provided certain technical corrections. The effective date and transition requirements of ASU 2016-12 were the same as those for ASU 2014-09. The Company has evaluated the new guidance and determined that the adoption is not expected to have a significant impact on the Company's financial statements.

In February 2016, the FASB issued ASU 2016-02 Leases – (Topic 842). ASU 2016-2 will require the recognition of lease assets and lease liabilities on the balance sheet related to the rights and obligations created by lease agreements, inclusive of those leases classified as operating leases under previous GAAP, along with the disclosure of key information about leasing arrangements. ASU 2016-02 is effective for certain companies (including the Company) for fiscal years beginning after December 15, 2018. Early adoption is permitted. The Company believes this new standard will have no material impact on its financial position and results of operations.

NOTE 12. SUBSEQUENT EVENTS

Subsequent events have been evaluated through March 15, 2019 which is the date the financial statements were available to be released. From January 1, 2019 through March 15, 2019, no events were noted which require disclosure.